United States securities and exchange commission logo





                               June 3, 2024

       Paul Strickland
       Chief Financial Officer
       Hallmark Venture Group, Inc.
       5112 West Taft Road , Suite M
       Liverpool, NY 13088

                                                        Re: Hallmark Venture
Group, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 000-56477

       Dear Paul Strickland:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note that the audit opinion does not cover the financial statements as of and for the year ended December 31,
2022 and your annual report did not include the audit opinion of the predecessor
auditor. Please clarify and/or revise accordingly. In addition, given that the predecessor
auditor's report is not presented, please clarify and/or revise, as needed, to explain how the audit
opinion presented in your current annual report complies with the guidance in paragraph
58 of AS 3105 of the PCAOB Auditing Standards.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.
 Paul Strickland
Hallmark Venture Group, Inc.
June 3, 2024
Page 2


FirstName LastNamePaul Strickland           Sincerely,
Comapany NameHallmark Venture Group, Inc.
                                            Division of Corporation Finance
June 3, 2024 Page 2                         Office of Real Estate &
Construction
FirstName LastName